AKSYS, LTD.

                             NOTE PURCHASE AGREEMENT

       This NOTE PURCHASE AGREEMENT (the "Agreement") is effective as of February 23, 2004, by and among AKSYS, LTD., a Delaware corporation (the "COMPANY"), DURUS LIFE SCIENCES MASTER FUND LTD., a Cayman Islands Exempted Company ("DURUS"), and ARTAL LONG BIOTECH PORTFOLIO LLC, a Delaware limited liability company ("ARTAL" and, together with Durus, each a "PURCHASER" and, collectively, the "PURCHASERS").

       WHEREAS, the Company and the Purchasers, among others, have entered into that certain Settlement Agreement and Mutual Release, dated as of the date hereof (the "SETTLEMENT AGREEMENT"); and

       WHEREAS, as part of the Settlement Agreement, the Company has agreed to issue to the Purchasers certain unsecured subordinated promissory notes in the Company in consideration for cash payments to the Company, pursuant to the terms and conditions hereof.

       NOW, THEREFORE, the parties hereby agree as follows:

1.     THE NOTES.

       1.1 The Notes. The Purchasers agree to purchase from the Company at the Closing in the aggregate principal amount of Sixteen Million One Hundred Thousand Dollars ($16,100,000.00) (the "PRINCIPAL AMOUNT") unsecured subordinated promissory notes, in the form of EXHIBIT A attached hereto and made a part hereof (each a "NOTE" and, collectively, the "NOTES"), to be governed by the terms and conditions of, and repaid in accordance with, this Agreement and the Notes. The Notes shall be issued in increments of One Thousand Dollars ($1,000.00) of Principal Amount.

       1.2 CLOSING. The purchase and sale of the Notes (the "CLOSING") will take place at the principal offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022 concurrently with the date and time that the Purchasers pay to the Company the aggregate sum of Eighteen Million Dollars ($18,000,000.00) pursuant to the Settlement Agreement, or at such date and time as the parties shall otherwise mutually agree. At the Closing, the Company shall deliver to each Purchaser one duly executed Note, representing such Purchaser's portion of the Principal Amount (each, a "PURCHASE AMOUNT"), in the following denominations:

                  NAME OF PURCHASER               PURCHASE AMOUNT OF NOTES
                  -----------------               ------------------------
                  Durus                           $15,778,000.00
                  Artal                           $322,000.00

Each Purchaser may request in advance from the Company that its Purchase Amount be represented by more than one Note, in which case the Company shall issue such number of Notes as requested by such Purchaser. At the Closing, each Purchaser shall deliver its Purchase Amount to the Company by wire transfer.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby makes the following representations and warranties to the Purchasers as of the date of this Agreement:

       2.1 ORGANIZATION, GOOD STANDING AND POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure to so qualify or be in good standing would not have a Material Adverse Effect (as defined below). For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect upon the business, financial condition, properties or results of operations of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations hereunder.

       2.2 CAPITALIZATION. The authorized capital stock of the Company consists of a total of fifty million (50,000,000) shares of common stock, par value $0.01 per share ("COMMON STOCK"), of which 29,806,475 shares of Common Stock were issued and outstanding as of February 10, 2004, and a total of one million (1,000,000) shares of preferred stock of the Company, $0.01 par value per share ("PREFERRED STOCK"), none of which Preferred Stock is issued or outstanding as of the date hereof. All of the outstanding shares of Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. The Company's filings with the Securities and Exchange Commission (the "COMMISSION") include true and correct copies of the Company's Restated Certificate of Incorporation, as amended and in effect on the date hereof, and the Company's Bylaws, as amended and in effect on the date hereof.

       2.3 COMMISSION DOCUMENTS, FINANCIAL STATEMENTS. The Company's Common Stock is registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing, including filings incorporated by reference therein, being referred to herein as the "COMMISSION DOCUMENTS"). The Company has maintained all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed or quoted on the Nasdaq National Market. As of its date, the Company's Form 10-K for the year ended December 31, 2002 complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such document, and, as of its date, after giving effect to the information disclosed and incorporated by reference therein, such Form 10-K did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Commission Documents filed with the Commission since December 31, 2002 complied as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements).

       2.4 EXEMPTION FROM REGISTRATION; VALID ISSUANCES. The issuance and sale of the Notes, in accordance with the terms and on the basis of the representations and warranties set forth in this Agreement, may and shall be properly issued pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and applicable state securities laws. Neither the sale of the Notes pursuant to, nor the Company's performance of its obligations under or exercise of its rights pursuant to, the this Agreement and the Notes (collectively, the "PURCHASE AGREEMENTS") shall (i) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Notes or any of the assets of the Company, or (ii) entitle the holders of any outstanding shares of capital stock of the Company to preemptive or other rights to subscribe to or acquire the shares of Common Stock or other securities of the Company.

3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each of the Purchasers, severally but not jointly, hereby represents and warrants to the Company as of the date of this Agreement, except that, with regard to Section 3.1 below, only Durus represents and warrants to such information, as follows:

       3.1 OWNERSHIP. Durus, with and through its affiliates and associates, first became an owner of fifteen percent (15%) or more of the Company's outstanding voting stock on or prior to August 30, 2002.

       3.2 PURCHASE ENTIRELY FOR OWN ACCOUNT. The Note(s) are being acquired by the Purchaser for investment for its own account, and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation in the Note(s) to such person or to any third person. The Purchaser has not been organized for the purpose of acquiring the Note(s).

       3.3 INVESTMENT RISK. The Purchaser understands that any loan to the Company or investment in the Note(s) involves substantial risks.

       3.4 ACCREDITED INVESTOR. The Purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act, as presently in effect.

       3.5 RESTRICTED SECURITIES. The Purchaser understands that the Note(s) issued to the Purchaser have not been registered under the Securities Act or state securities laws and have been issued by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws that depends upon, among other matters, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed in this Agreement. The Purchaser further understands that, except to the extent otherwise agreed in the Settlement Agreement and other Transaction

Agreements (as such term is defined in the Settlement Agreement), the Company shall have no obligation to register the Note(s) under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws. The Purchaser hereby acknowledges that, because of the restrictions on transfer or assignment, under securities laws, of the Note(s), the Purchaser may have to bear the economic risk of the investment commitment in the Note(s) for an indefinite period of time.

       3.6 LEGENDS. It is understood that the certificate or certificates evidencing the Note(s) or any substitute therefor or interest therein may bear the following legend or its substantial equivalent:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITY UNDER SUCH ACT OR EXEMPTION THEREFROM OR UNLESS SOLD PURSUANT TO RULE 144 PROMULGATED UNDER SUCH ACT."

4.     MISCELLANEOUS.

       4.1 GOVERNING LAW. The Purchase Agreements shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles.

       4.2 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive the Closing of the transactions contemplated hereby.

       4.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein and subject to any restrictions on transfer under applicable securities laws, the provisions hereof shall inure to the benefit of and be binding upon each of the parties; the successors and assigns of the Company; and the heirs, devisees, executors, administrators, representatives, successors and assigns of the Purchasers. Subject to applicable law, each of the Purchasers may assign, transfer, distribute or otherwise dispose of (by operation of law or otherwise) its Note(s), in whole or in part, or its rights or obligations under this Agreement or its Note(s), or any interests therein, including without limitation through subdivision of any then-outstanding Note(s), without the written consent of the Company. The Company shall not assign, transfer, distribute or otherwise dispose of (by operation of law or otherwise) this Agreement or its rights or obligations under or in this Agreement without the prior written consent of each of the Purchasers. The Company shall not assign, transfer or otherwise dispose of (by operation of law or otherwise) its rights or obligations under or in any Note without the prior written consent of the Purchaser of such Note. Any purported assignment, transfer or other disposition by the Company, except as permitted herein, shall be null and void.

       4.4 ENTIRE AGREEMENT. Together with the Settlement Agreement and the other Transaction Agreements, the Purchase Agreements constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof. Together with the Settlement Agreement and the other Transaction Agreements, the Purchase Agreements supersede all prior agreements and understandings between the Company and the Purchasers with respect to the subject matter hereof and thereof. This Agreement may not be modified or amended nor may any of the terms thereof be waived except by an instrument in writing executed by the Company and a majority of the principal amount of the Notes then outstanding. A Note may be modified or amended and the terms thereof may be waived, in each case, only by an instrument in writing executed by the Company and the Purchaser of such Note.

       4.5 NOTICES, ETC. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile with confirmation to the number specified below or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any party at the address specified below.

         If to the Company, to:

              Aksys, Ltd.
              Two Marriott Drive
              Lincolnshire, Illinois 60069
              Attn:          Chief Executive Officer
                             Chief Financial Officer
              Telecopy:      (847) 229-2235
              Telephone:     (847) 229-2020

         With a copy to:

              Kirkland & Ellis LLP
              200 East Randolph Drive
              Chicago, Illinois 60601
              Attn:          Keith S. Crow, P.C.
              Telecopy:      (312) 861-2200
              Telephone:     (312) 861-2000

         If to Durus, to:

              Durus Life Sciences Master Fund Ltd.
              c/o International Fund Services (Ireland) Limited
              3rd Floor, Bishops Square
              Redmonds Hill
              Dublin 2, Ireland
              Attn:          Susan Byrne
              Telecopy:      (011) 35-31-707-5113
              Telephone:     (011) 35-31-707-5013

         With a copy to:

              Schulte Roth & Zabel LLP
              919 Third Avenue
              New York, New York 10022
              Attn:          Paul N. Roth, Esq.
              Telecopy:      (212) 593-5955
              Telephone:     (212) 756-2000

         And an additional copy to:

              Morrison & Foerster LLP
              425 Market Street
              San Francisco, California 94105
              Attn:          Gavin Grover, Esq.
              Telecopy:      (415) 268-7522
              Telephone:     (415) 268-7113

         If to Artal, to:

              Artal Long Biotech Portfolio LLC
              do Artal Alternative Treasury Management
              19A Rue de la Croix-d'or
              Geneva
              Switzerland
              Attn:          Christian Tedeschi, Managing Director

         With a copy to:

              Shartsis, Friese & Ginsburg LLP
              One Maritime Plaza, 18th Floor
              San Francisco, California 94111
              Attn:          Carolyn Gorman, Esq.
              Telecopy:      (415) 421-2922
              Telephone:     (415) 421-6500

       Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile or on the second business day after deposit with a reputable overnight courier service, as the case may be.

       4.6 SEVERABILITY OF THIS AGREEMENT. If any provision of this Agreement or the Notes is determined to be invalid, void or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement or the Notes, and the provision in question shall be modified so as to be rendered valid and enforceable and the Company and the Purchasers additionally shall take all such reasonable further actions as are necessary to give each other the intended benefit of such provision.

       4.7 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

       IN WITNESS WHEREOF, the patties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

                             THE COMPANY:

                             AKSYS, LTD.

                             By:  William Dow
                                  --------------------------------------------
                             Its: President & CEO
                                  --------------------------------------------

                             THE PURCHASERS:

                             DURUS LIFE SCIENCES MASTER
                             FUND LTD.

                             By:    /s/ Leslie L. Lake
                                    ------------------------------------------
                             Its:   Director
                                    ------------------------------------------

                             ARTAL LONG BIOTECH PORTFOLIO
                             LLC

                             By: Artal Alternative Treasury Management
                             Its: Managing Member

                             By:    /s/ Christian Tedeschi
                                    ------------------------------------------
                             Its:   Managing Director
                                    ------------------------------------------

                                    EXHIBIT A

                     UNSECURED SUBORDINATED PROMISSORY NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITY UNDER SUCH ACT OR EXEMPTION THEREFROM OR UNLESS SOLD PURSUANT TO RULE 144 PROMULGATED UNDER SUCH ACT.

                                   AKSYS, LTD.
                     UNSECURED SUBORDINATED PROMISSORY NOTE

No.--                                                    ____________ ___, 2004
$___________                                             Lincolnshire, Illinois


       1.      PRINCIPAL.

               1.1 Aksys, Ltd., a Delaware corporation (the "COMPANY"), for value received, hereby promises to pay to the order of ______________, or its permitted assignee(s) (hereinafter, the "PURCHASER" or the "HOLDER"), the amount of ____________ Dollars ($ ______) ("PRINCIPAL") in lawful money of the United States or as otherwise hereinafter set forth. This Unsecured Subordinated Promissory Note (the "NOTE") is being issued by the Company pursuant to that certain Note Purchase Agreement, dated as of February 23, 2004 (the "AGREEMENT"), by and among the Company, the Purchaser and [Durus Life Sciences Master Fund Ltd./Artal Long Biotech Portfolio LLC] pursuant to which the Company is issuing, unsecured subordinated promissory notes in aggregate principal amount of Sixteen Million One Hundred Thousand Dollars ($16,100,000.00) (collectively, the "NOTES"), of which this Note is one, in increments of One Thousand Dollars ($1,000.00).

               1.2 This Note Shall Not Bear Interest. No payment of Principal or other amounts under this Note shall be due until the applicable "MATURITY DATE" which shall be the earliest to occur of (i) an Event of Default (as defined in Article 2 hereof), (ii) a Change of Control (as defined in Article 6 hereof), (iii) four (4) business days after a Selection Date (as defined in Article 5 hereof), (iv) an Expiration Date (as defined in Article 5 hereof), or (v) February 23, 2009, and on any such Maturity Date the Note shall be repaid in full except as otherwise provided in this Note. This Note is not secured by any assets or securities of the Company and is subordinated to all Senior Indebtedness (as defined in Article 4 hereof) of the Company.

               1.3 Upon payment in full of Principal hereof and all other amounts due hereunder, this Note shall be cancelled and shall be surrendered to the Company, but any prior cancellation of this Note shall not limit the Holder's subsequent right to receive the Acquisition Premium Amount, if applicable, in accordance with the terms hereof.

                1.4 Principal and any other amounts due under this Note shall be payable to the Holder hereof at such address as provided by the Holder pursuant to the Agreement or as the Holder shall from time to time designate by written notice to the Company pursuant to the notice provisions set forth in the Agreement.

       2. EVENTS OF DEFAULT. The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

               2.1 Failure to pay all Principal or any other amounts due and payable hereunder on the Maturity Date; or

               2.2 Any of the following events: (a) The commencement of a voluntary petition in bankruptcy or the filing of a petition to have the Company declared bankrupt or insolvent or the filing of any other petition of reorganization, arrangement or similar relief by or for the Company under any applicable law regarding insolvency or relief for debtors, unless such proceeding is vacated, discharged, or stayed or bonded pending appeal within 60 days from the commencement thereof; (b) the making by the Company of a general assignment for the benefit of creditors or any similar undertaking; (c) the appointment of a receiver, trustee or similar officer for the business or property of the Company, which appointment is not vacated, discharged, stayed or bonded pending appeal within 60 days from such appointment; or (d) the admission by the Company in writing of its inability to pay its debts generally as such debts become due.

       3. REMEDIES UPON AN EVENT OF DEFAULT. At any time an Event of Default exists, the Holder shall have such remedies, as provided herein or by applicable law. Upon the occurrence of any Event of Default under Section 2.2, payment of Principal and any other amounts payable hereunder shall be deemed accelerated automatically and immediately due and payable to the Holder. At any time any other Event of Default exists, payment of Principal and any other amounts payable hereunder shall be accelerated and shall be due and payable to the Holder upon notice thereof from the Holder.

       4.      SUBORDINATION.

               4.1 TERMS OF SUBORDINATION. Notwithstanding anything to the contrary, the obligations of the Company in respect of this Note will be subordinate and junior in right of payment to the payment in full in cash of any and all existing and future Senior Indebtedness (as defined below) on the terms set forth in this Section 4.1. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company, in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or in any marshaling of the Company's assets and liabilities: (a) holders of Senior Indebtedness will be entitled to receive payment in full of all obligations due in respect of such Senior Indebtedness (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Indebtedness) before the Holder of this Note will be entitled to receive any payment or distribution with respect to this Note; and (b) until all obligations with respect to Senior Indebtedness (as provided in clause (a) above) are paid in full, any distribution to which the Holder would be entitled but for this Article 4 will be made to holders of Senior Indebtedness, except that the Holder may receive common stock, par value $0.01 per share, of the Company ("Common Stock") in exchange for all or a portion of this Note (to the extent provided in Section
5.2 below). In the event any such distribution is paid to the holders of Senior Indebtedness instead of to the Holder of this Note, then upon payment in full in cash of all Senior Indebtedness, the Holder of this Note shall be subrogated to the claims of the holders of Senior Indebtedness to the extent of such distribution. Payments may not be made hereunder, and no rights or remedies may be exercised by the Holder in respect of this Note, to the extent, but only to the extent, (i) any such payment or the exercise of such rights or remedies by the Holder would result in a default or acceleration under any material agreement or instrument with a third party unaffiliated with the Company with respect to Senior Indebtedness, or (ii) any default exists under any material agreement or instrument with a third party unaffiliated with the Company with respect to Senior Indebtedness. The restrictions on payment and the exercise of rights and remedies in the preceding sentence shall not be applicable (i) to the Company's obligation to make cash payments to the holder of the Note in connection with a Change of Control; and (ii) to the Company's obligation to issue Common Stock as payment for the Note at any time when the Company may pay the Note by exchange of Common Stock as provided herein. Accordingly, any delay in any cash payment under this Note (other than in connection with a Change of Control) resulting from the restrictions contained in this Article 4 shall not result in any breach or default under this Note so long as the Company provides in lieu of cash payment, payment of the Note by exchange of its Common Stock if and to the extent that payment in Common Stock is available under the terms of this Note at such time. The Holder, whether upon original issue or upon transfer or assignment hereof, by its acceptance hereof agrees that this Note shall be subject to the provisions of this Article 4. If the Company shall determine to create senior debt securities, senior credit facilities or other senior financing arrangements (including without limitation senior equipment financing) and, in order to consummate such transactions, the creditor(s) thereto request that the Holder execute and deliver to such creditor(s) other instruments, documents or agreements evidencing the subordination of this Note to such securities, facilities or arrangements, the Holder agrees to cooperate with the Company and to take, or cause to be taken, all action, and do, or cause to be done, all things, reasonably necessary, or reasonably requested by the applicable senior creditor(s) for such securities, facilities or arrangements, to carry out and effectuate the intent of the subordination terms of this
Article 4; provided such undertakings are not otherwise inconsistent with the intent of the parties in this Note.

       4.2 SENIOR INDEBTEDNESS. For purposes of this Note and the Agreement, "SENIOR INDEBTEDNESS" shall mean the following: all advances, debts, liabilities, obligations, covenants and duties, contingent or otherwise, that in accordance with generally accepted accounting principles should be classified on the Company's balance sheet as liabilities, or to which reference should be made by footnotes thereto, together with any amendments, renewals, extensions, modifications, refinancings and refundings of any of the foregoing, including in any event and whether so classified all: (a) obligations created, issued or incurred by the Company for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another person subject to an agreement, contingent or otherwise, to repurchase such property from such person); (b) obligations of the Company to pay the deferred purchase or acquisition price of property or services, including trade accounts payable and accrued expenses; (c) indebtedness of others secured by a lien on the property of the Company, whether or not the respective indebtedness so secured has been assumed by the Company; (d) obligations of the Company in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of the Company; (e) lease obligations of the Company; and (f) without duplication, obligations of the Company under guarantees of indebtedness of others; provided, however, notwithstanding anything to the contrary in this Section 4.1, "Senior Indebtedness" shall not include any other obligations, including indebtedness, that by the terms of the instrument(s) by which such obligations were created or incurred expressly provides that it (i) is junior in right of payment to this Note or (ii) ranks pari passu in right of payment with this Note.

       4.3 RELATIVE RIGHTS. This Article 4 defines the relative rights of the Holder of this Note and holders of Senior Indebtedness and nothing in this Note or the Agreement will: (a) impair, as between the Company and the Holder of this Note, the obligation of the Company, which is absolute and unconditional, to pay Principal of, and, if any, premium and other amounts on, the Note in accordance with its terms; or (b) affect the relative rights of the Holder of this Note and creditors of the Company other than such rights in relation to holders of Senior Indebtedness. If the Company fails because of this Article 4 to pay Principal of, and, if any, premium and other amounts on, this Note on the applicable due date, the failure is still an Event of Default. The right of the Holder of this Note to receive payment of (i) Principal, premium and other amounts, if any, in cash in connection with a Change in Control, or (ii) Principal in Common Stock in connection with all other respective due dates expressed in the Note (so long as and to the extent that Common Stock may be issued to the Holder in connection with such due date in accordance with the terms of the Note), and to bring suit for the enforcement of any such payment (in cash in the case of a Change of Control or for Common Stock in connection with all other applicable due dates), shall not be impaired or affected without the consent of the Holder.

               4.4 PERMITTED PAYMENTS. To the extent permitted by the terms of Section 4.1 above, the Company may pay, and the Holder may accept, payments against any otherwise subordinated amount on or before the Maturity Date subject to the terms of Article 6 below.

       5.      PAYMENT OR PREPAYMENT; EXCHANGE FOR COMMON STOCK OF THE COMPANY.

               5.1 PAYMENT OR PREPAYMENT. Subject to the terms of Article 6 below, the Company shall have the right at any time and from time to time, including on the Maturity Date, upon ten (10) business days written notice to the Holder, to pay or prepay Principal and any other amounts then determinable and payable to the Holder in cash, in whole or in part, without prepayment penalty. The Company may further exercise its right to pay or prepay all or any part of this Note at any time notwithstanding any one or more partial prepayments hereunder. If not previously prepaid, the Company shall repay this Note on the Maturity Date.

               5.2 EXCHANGE FOR COMMON STOCK OF THE COMPANY. Subject to the terms of Article 6 below, the Company shall have the right, at any time from and after the Initial Exchange Eligibility Date (as such term is defined below) through and including the one (1) year anniversary date of the Initial Exchange Eligibility Date (the "EXPIRATION DATE"), to elect, in its sole discretion and in lieu of repayment in cash of all or any portion of Principal due under this Note, to repay such amount of Principal in Common Stock of the Company (hereinafter, an "ELECTION"), subject to the following:

               (a) The Company may only make an Election within one year after the later of the following dates (the "INITIAL EXCHANGE ELIGIBILITY DATE"): (i) August 30, 2005; and (ii) the first trading date upon which the Holder is not subject to Section 16 of the Securities Exchange Act of 1934, as amended ("SECTION 16"), with respect to its then-current holdings, either directly or indirectly, of equity securities of the Company or the Holder being part of a Section 16 "group" or subject to Section 16 in any other way; provided, that with regard to subsection (ii) of this Section 5.2(a), the Holder shall provide written notice to the Company within twenty (20) business days following the date the Holder first satisfies the requirements thereunder.

               (b) Upon the Election, the Company may exchange all or a portion of the then-outstanding Principal under this Note (the "ELECTION AMOUNT") for that number of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of the Company equal to the Election Amount divided by the Exchange Price (as such term is defined below). To the extent that the Company does not cause the exchange of all of the then-outstanding Principal under this Note, and provided the Note is not then subject to a Section 16 Cutback (as such term is defined below), then the Company shall pay the remaining balance of Principal thereof in cash four (4) business days after the Selection Date in connection with the Election.

               (c) "Exchange Price" shall mean the average of the closing prices of Common Stock on the Nasdaq National Market over the twenty (20) trading-day period, as adjusted for the effect of any stock split, stock dividend, combination, reclassification or other similar transaction during such period, ending on the trading day immediately prior to the date (the "SELECTION DATE") selected by the Board of Directors of the Company in good faith (the "MEASUREMENT PERIOD"), provided that (i) the Selection Date is the date the Board of Directors of the Company meets or acts by written consent to make its selection, and (ii) the Company has not sold any capital stock of the Company (other than upon the exercise of stock options, pursuant to employee benefit plans or upon exercise of previously issued warrants or similar rights) or taken any other similar action that has adversely affected the price of Common Stock during the Measurement Period, including announcing during the Measurement Period the intention to sell capital stock of the Company.

               (d) The Company shall provide written notice to the Holder, no later than one (1) business day after the Selection Date, of (i) the Selection Date, (ii) the Exchange Price, and (iii) the amount of Principal that the Company shall exchange for Common Stock of the Company.

               (e) The Company shall cause promptly to be issued and delivered to the Holder or such other person as the Holder may designate in writing to the Company, but no later than four (4) business days after the Selection Date, the number of full shares of Common Stock so issued upon the Election. At the prompt election of the Holder, the Company shall issue such shares of Common Stock (i) in the form of a certificate or certificates or (ii) if available, through The Depository Trust Company's DWAC system, provided the Holder has first surrendered to the Company this Note (and, in the event of a partial payment of the Note by exchange for Common Stock as a result of a
Section 16 Cutback, the Company shall issue a new unsecured subordinated promissory note (representing the portion of Principal of the Note not so exchanged) otherwise having the same terms and provisions as this Note and reflecting the remaining unpaid balance of Principal thereof, or shall pay the remaining balance of Principal thereof in cash, as the case may be). The Holder may designate in writing to the Company at any time prior to the date of issuance, including prior to the Selection Date, its desired method of issuance for shares of Common Stock and the name or names in which such shares are to be issued. Any such certificate or certificates or shares of Common Stock delivered through The Depository Trust Company's DWAC system shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such shares of Common Stock as of the Selection Date.

               (f) Notwithstanding the fixing of the Selection Date, if the Exchange Price upon such Selection Date would result in the issuance of shares of Common Stock to the Holder or its Section 16 Group such that the Holder or its Section 16 Group (i) would hold in excess of 9.9% of the Company's Common Stock, including any shares of Common Stock otherwise owned by the Holder or its
Section 16 Group and after giving effect to the exchange of all outstanding Notes then held by the Holder or its Section 16 Group, respectively, or (ii) would otherwise be subject to Section 16 after giving effect to the exchange of all outstanding Notes then held by the Holder or its Section 16 Group, respectively, then the Exchange Price shall automatically be fixed as to only that portion of this Note, and this Note may only be exchanged for Common Stock (hereinafter, a "SECTION 16 CUTBACK"), such that, upon delivery of such shares of Common Stock, together with Common Stock delivered upon a pro rata exchange of the Notes held by the Holder's Section 16 Group, if applicable, does not cause the Holder, or its Section 16 Group, respectively, to exceed in the aggregate an ownership level of 9.9% of the Company's Common Stock or, if applicable, such lower amount of Common Stock such that the Holder, and its
Section 16 Group, respectively, do not otherwise become subject to Section 16. Upon receipt of the written notice from the Company of the fixing of the Selection Date, if the Holder shall then determine that the Note is subject to a
Section 16 Cutback, the Holder shall notify the Company promptly in writing.

               (g) In the event of a Section 16 Cutback, the Company shall have the option to pay the balance of the unpaid Principal under this Note in cash or to set an Exchange Price applicable to the balance of this Note held by the Holder upon action of the Board of Directors in one or more successive tranches, as applicable, in accordance with the terms of this Section 5.2, provided, however, that in the event that the Company elects to cause the exchange of the remaining balance of Principal into shares of Common Stock it shall do so as promptly as practicable after such remaining balance may be exchanged without causing the Holder to become subject to Section 16. The Company shall consult with the Holder of the Note in order to establish the new Exchange Price for the remaining balance of the Note as soon as practicable after the initial tranche of shares issued upon exchange of the initial portion of the Principal under this Note has been exchanged with respect to the Initial Exchange Eligibility Date. In connection with any remaining tranche(s), in setting the Exchange Price for such remaining tranche(s), (i) reference to the Initial Exchange Eligibility Date herein shall be substituted with the first date the initial or, if applicable, subsequent tranche(s) of Common Stock delivered in exchange for portions of this Note and held by the Holder or its
Section 16 Group shall have all been sold or otherwise distributed to persons not a part of the Holder's Section 16 Group such that additional shames of Common Stock may be issued to the Holder without making the Holder subject to
Section 16 after giving effect to the exchange of subsequent tranche(s) of Common Stock for the Notes, (ii) with respect to each new Initial Exchange Eligibility Date for subsequent tranche(s), the Board of Directors of the Company shall select in good faith pursuant to terms of Section 5.2(c) above and this Section 5.2(g) a corresponding Selection Date for the exchange of such subsequent tranche, (iii) the Expiration Date herein shall be the one (1) year anniversary date of the new Initial Exchange Eligibility Date set forth in subsection (i) of this Section 5.2(g) and (iv) notice requirements under this

Section 5.2 shall adjust accordingly. In the event of a Section 16 Cutback, the Maturity Date shall only apply to that portion of the Note then exchangeable for shares of Common Stock following such Section 16 Cutback and the Maturity Date for the remaining balance of unpaid Principal under this Note shall be established in successive tranche(s) in accordance with the terms of Section 5.2.

               (h) For purposes of Section 5.2(f) above, the Holder's "SECTION 16 GROUP" shall mean any group of security holders of the Company who, together with the Holder, would otherwise constitute a "group" for purposes of
Section 16, in each case as set forth in a notice in writing by the Holder to the Company.

               (i) For purposes of Section 5.2(f) above, the number of shares of Common Stock beneficially owned by the Holder and its Section 16 Group shall include the number of shares of Common Stock issuable upon exchange of this Note, or portion thereof, with respect to which the determination of Section 5.2(f) is being made, but shall exclude the number of shares of Common Stock which would otherwise be available for exchange by the Company upon (A) exchange of the remaining portion of this Note or other Notes beneficially owned by the Holder or its Section 16 Group and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Notes), in each case subject to a limitation on exchange, conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Section 16 Group. Except as set forth in the preceding sentence, for purposes of Section 5.2(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of Section 5.2(f), in determining the number of outstanding shares of Common Stock, the calculation shall be made using the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-Q or Form 10-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other more recent notice by the Company or its transfer agent to the Holder setting forth the number of shares of Common Stock outstanding. For any reason and at any time, upon the written or oral request of the Holder, the Company shall within two (2) business days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the exchange, conversion or exercise of securities of the Company, including, to the extent applicable, this Note, by the Holder or its Section 16 Group since the date as of which such number of outstanding shares of Common Stock was reported.

               (j) The Company covenants to the Holder that, should the Holder be subject to a Section 16 Cutback, the Company shall only elect to exchange Notes owned by the Holder's Section 16 Group for shares of Common Stock on a pro rata basis based upon the Principal amount of the Notes held by them.

       6.      CHANGE OF CONTROL.

               (a) In the event of a Change of Control (as defined below), payment of Principal hereunder shall accelerate and become due and payable in cash upon the Transaction Closing Date (as defined below); PROVIDED, HOWEVER, that if such Change of Control is later abandoned prior to the Transaction

Closing Date, no acceleration shall be deemed to have occurred and no payment shall be required pursuant to this Section 6.

       "CHANGE OF CONTROL" shall mean (i) any acquisition of the Company, or such subsidiary or subsidiaries of the Company the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries taken as a whole, by means of merger, consolidation or other form of corporate reorganization in which the stockholders of the Company holding the right to vote with respect to matters generally immediately preceding such acquisition do not own a majority of the outstanding shares or other equity interests of the surviving or acquiring corporation, (ii) a sale, lease or transfer of all or substantially all of the assets of the Company, whether pursuant to a single transaction or a series of related transactions or a plan (which assets shall include for these purposes the assets of the Company's subsidiaries), or (iii) any consolidation or merger of the Company into or with any other entity or entities which results in the exchange of fifty percent (50%) or more of the outstanding capital stock of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or entities or affiliate(s) thereof (other than a merger to reincorporate the Company in a different jurisdiction or a merger or consolidation in which the stockholders of the Company immediately preceding such merger or consolidation own a majority of the shares or other equity interest of the surviving entity resulting from such merger or consolidation).

       (b) In the event of a Change of Control, in addition to payment of Principal described in Section 6(a) above, the Acquisition Premium Amount (as defined below) shall be due and payable in cash upon the Transaction Closing Date. If the Company exercises its right to pay or prepay Principal in whole or in part, including in exchange for Common Stock, pursuant to Article 5 above, during the period beginning six (6) months prior to an Announcement Date (as defined below) and ending on the Transaction Closing Date, the Company shall, notwithstanding the prepayment of such Principal, continue to be obligated to pay the Holder upon the Transaction Closing Date the Acquisition Premium Amount (but only if the Company would have otherwise been obligated to pay the Holder such Acquisition Premium Amount had the Company not earlier prepaid such Principal).

       7. BINDING EFFECT. Except as otherwise expressly provided herein and subject to any restrictions on transfer under applicable securities laws, the provisions hereof shall inure to the benefit of and be binding upon each of the parties, the successors and assigns of the Company, and the heirs, devisees, executors, administrators, representatives~ successors and assigns of the Holder.

       8. NOTICES. Any notice or other communication or payment required or permitted hereunder shall made pursuant to the notice provisions set forth in the Agreement.

       9. GOVERNING LAW. This Note shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

       10. SEVERABILITY. If any provision of this Note is determined to be invalid, void or unenforceable, in whole or in part, this determination will not affect any other provision of this Note, and the provision in question shall be modified so as to be rendered valid and enforceable and the Company and the Holder additionally shall take all such reasonable further actions as are necessary to give each other the intended benefit of such provision.

       11. ENTIRE AGREEMENT. Together with that certain Settlement Agreement and Mutual Release, dated as of February 23, 2004, by and among the Company and the Holder, among others (the "SETTLEMENT AGREEMENT"), and the other Transaction Agreements (as such term is defined in the Settlement Agreement), this Note and the Agreement constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof, and supersede all prior agreements and understandings between the Company and the Holder with respect to the subject matter hereof and thereof. The Note may be modified or amended and the terms hereof may be waived, in each case, only by an instrument in writing executed by the Company and the Holder.

       12.     INTERPRETATION.

               (a) The parties acknowledge that each party has reviewed this Note, and no provision of this Note shall be interpreted for or against any party because such party or its representative drafted such provision.

               (b) "ACQUISITION PREMIUM AMOUNT" shall mean, in the event of a Change of Control, an amount in cash equal to the difference between (1) the product of (a) the Change of Control Value (as defined below), multiplied by (b) the quotient of (i) Principal of this Note as of the Transaction Closing Date, divided by (ii) $16,100,000 (for purposes of clause (i), without regard to any repayment of such Notes that has occurred within six (6) months prior to the Announcement Date or on or after the Announcement Date through the Transaction Closing Date), less (2) any Principal paid during the six (6) months prior to the Announcement Date or on or after the Announcement Date through the Transaction Closing Date, including any Principal paid on the Transaction Closing Date pursuant to Section 6(a) above. For purposes of clause (2) of the preceding sentence, the amount of Principal paid during the six (6) month period shall equal (a) in the case of payments made in the form of cash, the amount of cash paid or (b) in the case of payments made in the form of shares of Common Stock, the value of any such shares held by the Holder on the Transaction Closing Date (based on the closing price on the day immediately prior to the Transaction Closing Date) plus the net sales proceeds received by the Holder from the sale of any such shares prior to the Transaction Closing Date.

               (c) "CHANGE OF CONTROL VALUE" shall mean five percent (5.0%) of the aggregate consideration received upon consummation of the Change of Control (the "TRANSACTION CLOSING DATE") (1) in an asset sale transaction, by the Company and/or its subsidiaries, net of corporate taxes, transaction expenses and amounts paid on Senior Indebtedness, or (2) in other Change of Control transactions, by the Company's stockholders and the holders of Notes issued pursuant to the Agreement.

               (d) "ANNOUNCEMENT DATE" shall mean the earliest public announcement of any of (A) the Change of Control, (B) the process of negotiating the Change of Control or (C) the process for sale of the Company that gave rise to the Change of Control.

       13. COLLECTION COSTS. The Company promises to pay any and all costs of collection, including reasonable attorneys' fees, incurred in the collection of this Note following an Event of Default.

       14. WAIVER BY THE COMPANY. The Company hereby waives demand, notice, presentment, protest and notice of dishonor with respect to the enforcement of this Note in accordance with its express terms. The Company will not report any deduction for interest with respect to the Notes for purposes of determining its federal, state and local income and franchise taxes (or for purposes of any comparable taxes).

       15. SUCCESSORS AND ASSIGNS. Subject to applicable law, the Holder may assign, transfer, distribute or otherwise dispose of (by operation of law or otherwise) this Note, in whole or in part, or its rights or obligations under the Agreement, or any interests therein, including without limitation through subdivision of this Note, without the written consent of the Company. Any transfer of the Note or portion thereof shall be registered with the Company by submission to it of the Note, together with the annexed Assignment Form attached hereto as SCHEDULE A duly completed and executed. After the receipt by the Company of the Note and the Assignment Form so completed and executed and after compliance with all conditions hereunder, the Company will issue and deliver to the transferee a new unsecured subordinated promissory note (representing the portion of Principal of the Note so transferred) otherwise having the same terms and provisions as this Note, which the Company will register in the new holder's name. In the event of a partial transfer of the Note, the Company shall concurrently issue and deliver to the transferring holder a new unsecured subordinated promissory note that reflects the balance of Principal of the Note not so transferred and that otherwise is upon the same terms and conditions as this Note. Upon the due delivery of this Note for transfer, the transferee holder shall be deemed for all purposes to have become the holder of the portion of the Note so transferred, effective immediately prior to the close of business on the date of such delivery, irrespective of the date of actual delivery of the new unsecured subordinated promissory note representing such portion of this Note so transferred to the transferee.

       The Company shall not assign, transfer or otherwise dispose of (by operation of law or otherwise) its rights or obligations under or in this Note without the prior written consent of the Holder. Any purported assignment, transfer or other disposition by the Company, except as permitted herein, shall be null and void.

       IN WITNESS WHEREOF, the Company has caused this Note to be executed in its corporate name and this Note to be dated, issued and delivered, all on the date first above written.

                                           AKSYS, LTD.



                                          By:
                                              ---------------------------------

                                              ---------------------------------

                                   SCHEDULE A


                                 ASSIGNMENT FORM

To: Aksys, Ltd.

         The undersigned hereby assigns and transfers this Note, or portion thereof or interest therein, to:

--------------------------------------------------------------------------------
        (Insert assignee's social security or tax identification number)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            (Print or type assignee's name, address and postal code)

and irrevocably appoints
-----------------------------------------------------------------
to transfer this Note on the books of the Company.


Date:                                             [Holder]
       ------------------------


                                                  By:
                                                  ------------------------
                                                  Name:
                                                  Title:

          (Sign exactly as your name appears on the face of this Note)